SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

GFI Group Inc.

(Name of Subject Company)

GFI Group Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

361652209

(CUSIP Number of Class of Securities)

Christopher D’Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041
(212) 968-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Morton A. Pierce, Esq.
Bryan J. Luchs, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787
(212) 819-8200

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by GFI Group Inc., a Delaware corporation (“GFI”), with the Securities and Exchange Commission (the “SEC”) on November 4, 2014, relating to the tender offer (as amended through the date hereof) by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding shares of GFI’s common stock, par value $0.01 per share (the shares of GFI’s common stock being referred to as the “Shares”), for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged.  Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 2.           Identity and Background of Filing Person.

Item 2 of the Statement is hereby amended and supplemented by deleting the first paragraph of the section entitled “Tender Offer” and replacing it with the following:

This Statement relates to the unsolicited tender offer by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding Shares for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 2014 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014 by Purchaser and BGC (as amended by Amendment No.1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to Schedule TO filed with the SEC on November 12, 2014, November 19, 2014, November 20, 2014 and December 10, 2014, respectively, by Purchaser and BGC, together with exhibits thereto, the “Schedule TO”). The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. On November 20, 2014, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on December 9, 2014. On December 9, 2014, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 6, 2015, unless further extended.

Item 2 of the Statement is hereby amended and supplemented by deleting the first bullet in the third paragraph of the section entitled “Tender Offer” and replacing it with the following:

According to the Schedule TO, the consummation of the Offer is subject to numerous conditions, including the following, among others:

•                                          the “Minimum Tender Condition” — there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Purchaser and its subsidiaries, represents at least 45% of all then outstanding Shares;

Item 4.           The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by adding the following immediately after the last paragraph of the section entitled “Background of the Offer”:

On December 11, 2014, Shaun D. Lynn, President of BGC, sent a letter to the Board and the Special Committee notifying them of BGC’s revised proposal to purchase all outstanding Shares for $5.45 per Share in cash. The text of the letter (the “December 11, 2014 Letter”), was as follows:

December 11, 2014

Board of Directors and Special Committee of GFI Group Inc.

c/o Christopher D’Antuono, General Counsel and Corporate Secretary

GFI Group Inc.

55 Water Street

New York, New York 10041

c/o Morton A. Pierce and Bryan J. Luchs

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

To the Board of Directors and Special Committee of GFI Group Inc. (‘‘GFI’’):

As you know, we commenced a tender offer on October 22, 2014 to acquire 100% of the stock of GFI for $5.25 in cash, and have engaged in extensive negotiations with counsel to the special committee of the GFI board to amend the terms of the offer so that the special committee would change its recommendation in favor of our offer. We believe that, as a result of those negotiations, we had reached substantial agreement with counsel to the special committee on the form of a tender offer agreement that could be executed between GFI and BGC Partners following the termination of the merger agreement between GFI and the CME Group Inc. Following agreement on this form, but prior to a change in recommendation by the special committee, CME Group and GFI management submitted a revised merger agreement that would provide GFI stockholders with CME common stock and cash with an aggregate value of $5.25 per share.

While we continue to believe our existing all-cash $5.25 offer is superior to the offer provided by CME and GFI management because it provides GFI shareholders with immediate and certain value, in light of the revised CME/GFI management agreement, we are hereby submitting a revised proposal to acquire 100% of the GFI common stock at $5.45 per share in cash. Except for the increase in purchase price, our revised offer would be on the same terms and conditions set forth in the form of tender offer agreement that we had negotiated with counsel to the special committee. Accordingly, our offer would not subject to a financing condition. We also recently obtained the final regulatory approval that we were seeking to complete the transaction, and therefore, we see no regulatory impediment to closing our transaction immediately.

As previously discussed with counsel to the special committee, we would deliver the executed tender offer support agreement pursuant to an escrow letter. To address the remaining concern that counsel to the special committee had raised regarding the escrow letter, we would be willing to remove the provision in the escrow letter that had provided that the escrow would terminate if the GFI special committee did not satisfy the board condition prior to the completion of our tender offer. Therefore, our revised offer is superior to the current CME/GFI management agreement in every way—value, speed and certainty.

In addition to the clear superiority of our offer for GFI stockholders, we continue to believe that GFI’s customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We remain confident that a combination of GFI and BGC will result in increased productivity per broker and meaningful synergies.

Our offer therefore clearly provides GFI stockholders with value that is superior to that offered by the CME and GFI management and also provides superior value to GFI’s other constituencies. We look forward to re-engaging in discussions with you to finalize the transaction.

Sincerely,

/s/ SHAUN D. LYNN
Shaun D. Lynn

President

BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

The Special Committee and the Board are in the process of reviewing the December 11, 2014 Letter.

Item 4 of the Statement is hereby amended and supplemented by deleting the first paragraph under the caption “Certain conditions to the Offer may not be capable of being, or are unlikely to be, satisfied.” in the section entitled “Reasons for Recommendations of the Special Committee and the Board” and replacing it with the following:

The Minimum Tender Condition will be difficult to satisfy because Shares constituting approximately 37.8% of the total issued and outstanding Shares as of September 30, 2014 are subject to the Support Agreement and therefore not capable of being tendered in the Offer unless the Support Agreement is terminated. Consequently, approximately 63% of the remaining Shares would have to be validly tendered and not withdrawn in order for such Shares, together with the Shares owned by Purchaser and its subsidiaries, to represent at least 45% of all outstanding Shares, and thereby satisfy this condition.

Item 8.           Additional Information.

Item 8 of the Statement is hereby amended and supplemented by deleting the second sentence of the second paragraph under the section entitled “Extension of Offer Period” and replacing it with the following:

According to the Schedule TO, as of the close of business on December 8, 2014, approximately 12.4 million Shares were tendered pursuant to the Offer. The 12.4 million tendered Shares, together with the 17.1 million Shares already owned by BGC, represent approximately 22.8% of outstanding Shares.

Item 9.           Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit to the exhibit table:

Exhibit No.	Description

(a)(5)(C)	Press release issued by BGC Partners, Inc. on December 9, 2014 (filed as Exhibit (a)(5)(F) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GFI GROUP INC.

By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel

Dated: December 17, 2014

Annex A

Annex A to the Statement is hereby amended and supplemented by deleting the first bullet under the first paragraph of the section entitled “What are the most significant conditions to the Offer?” and replacing it with the following:

•                                          there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 45% of all then outstanding Shares (the “Minimum Tender Condition”);